February 20, 2014

VIA EDGAR

Mr. Jeff Long

Senior Staff Accountant

U.S. Securities and Exchange Commission

Division of Investment Management

Office of Disclosure and Review

100 F Street NE

Washington D.C.  20549-8626

RE:

The Arbitrage Funds (the “Registrant”)

Investment Company Act File No. 811-09815

Dear Mr. Long:

On behalf of the Registrant, this letter responds to your comments communicated orally to ALPS Fund Services, Inc. (“ALPS”), the administrator of the Registrant, on January 21, 2014 with respect to the review of the Registrant by the staff of the Securities and Exchange Commission (the “Commission”). You stated that the purpose of the staff’s review was designed to ensure that the filings made by the Registrant with the Commission, including the accompanying Registrant disclosures, complied with the Sarbanes-Oxley Act of 2002.

For your convenience, the substance of your comments of January 21, 2014 are set forth in the numbered paragraphs below, followed by the Registrant’s responses.  In response to your request, this letter is being submitted to the Commission as a correspondence filing via EDGAR within thirty (30) days of receipt of your comments.

1)

Comment:  With respect to the Registrant’s Form N-CSR filing for its fiscal year ended May 31, 2013, as filed on August 9, 2013:

(a)

You noted that the disclosure accompanying the average annual total returns table and Growth of $10,000 Investment graph in the Portfolio Information section of each series of the Registrant (each, a “Fund”) does not state that the table and graph do not reflect the deduction of taxes that a shareholder would pay on distributions or the redemptions of fund shares. You requested that going forward the Registrant disclose this information as required by Form N-1A, Item 27(b)(7)(ii)(B).

(b)

You noted that the price for Allied Defense Group Inc. has not changed from the previous filing and you asked for us to confirm that we used an accurate/valid price when valuing the security.

(c)

You noted that the advisory fee for The Arbitrage Fund is calculated based on a tier fee structure that changes based on the Fund’s asset level. You requested that going forward the Registrant disclose effective rate of the net advisory fee incurred during the period.

(d)

You noted that the Disclosure of Fund Expenses in the unaudited section of the report should include dividends and interest on the short positions, as all expenses captured in the Statement of Operation of the Fund should be considered in this disclosure. You requested that going forward the Registrant include the dividends and interest on the short positions in the Disclosure of Fund Expenses.

(e)

You noted that the Trustees’ Approval of the Advisory Agreement disclosure included within the unaudited section of the report should indicate the underlying factors considered when approving the agreements.  You requested that going forward the Registrant include additional specific information regarding the factors considered.

Response:

(a)

The requested disclosure will be included in future Registrant filings on Form N-CSR.

(b)

As of 5/31/13 Allied Defense was still under investigation by the Department of Justice, with the potential for a lawsuit still feasible.  As a result of the acquisition, assets had been held back for potential liabilities associated with the investigation.  The $2.00 price was our expectation of potential payment based on facts available at the time.

(c)

The requested disclosure will be included in future Registrant filings on Form N-CSR.

(d)

The requested disclosure will be included in future Registrant filings on Form N-CSR.

(e)

If the Trustees have approved an Investment Advisory Agreement during the most recent fiscal half-year, the unaudited portion of the subsequent Form N-CSR filed will discuss in reasonable detail the material factors and conclusions with respect thereto that formed the basis for the Trustees approval, as per Form N-1A, Item 27(d)(6). It is expected that the Investment Advisory Agreements with respect to the Funds will next be approved by the Board in May 2014 and that the requested disclosure will be included the Registrant’s Form N-CSR filed next thereafter.

2)

Comment:

You noted that on the Registrant’s September 30, 2013 factsheet for The Arbitrage Fund, the net expense ratios for all share classes are being disclosed as being net of dividend and interest expense on short positions, not net of waiver.  As the word “net” may be associated with a waiver, you are requested to clarify the titles used for the ratios going forward so that disclosure #1 is not necessary.   It was suggested that the title “Net Expense Ratio” can be broken out and changed to net expenses including dividends and in interest on short sales and net expenses excluding dividends and in interest on short sales.

Response:

 The requested clarifications will be reflected in future Fund factsheets.

*****

In connection with the Commission’s review of filings made by the Registrant, as described herein, the Registrant hereby acknowledges that:

(i)

The Registrant is responsible for the adequacy and accuracy of the disclosures in its filings;

(ii)

Commission staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and

(iii)

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*****

Please feel free to contact the undersigned at 720.917.0616 should you have any questions.

Sincerely,

/s/ Kim Storms

Kim Storms

Chief Financial Officer

The Arbitrage Funds

cc:

Board of Trustees, The Arbitrage Funds

Jennifer Avicolli, Chief Compliance Officer, The Arbitrage Funds

Margery Neale, Willkie Farr & Gallagher LLP

Michele Walker, Ernst & Young LLP

Mitch Walter, Ernst & Young LLP

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